Supplement Filed Pursuant to Rule 253(g)(2)

File No.  024-11891

SUPPLEMENT DATED JUNE 30, 2023

TO OFFERING CIRCULAR DATED JULY 5, 2022

ERC COMMUNITIES 1, INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated July 5, 2022 of ERC Communities 1, Inc., as supplemented on February 22, 2023 (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated July 5, 2022 is available HERE and the supplement dated February 22, 2023 is available HERE.

Additional information about the Company is available in the amendment to its 2022 Annual Report filed on Form 1-K available HERE, and is hereby incorporated by reference herein.

The purpose of this supplement is to:

●	Announce the Company’s intention to terminate the offering described in the Offering Circular on July 5, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Class A Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after July 5, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed.